# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Paragon 28, Inc., CIK 0001531978
CUSIP: 69913P105
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: c/o Zimmer Biomet Holdings, Inc.,, 345 East Main Street, Warsaw, Indiana (IN), 46580
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001947083

## Reporting persons
- MVM Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,854,882; sole dispositive power 0; shared dispositive power 4,854,882; aggregate amount beneficially owned 4,854,882 (5.8% of the class)
  Comment: Percentage based on 84,152,663 shares of Common Stock outstanding as of March 3, 2025, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission on March 6, 2025 (the "Form 10-K").
- MVM V LP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,892,903; sole dispositive power 0; shared dispositive power 1,892,903; aggregate amount beneficially owned 1,892,903 (2.2% of the class)
  Comment: Percentage based on 84,152,663 shares of Common Stock outstanding as of March 3, 2025, as reported by the Issuer in its Form 10-K.
- MVM V (2020) LP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 2,933,579; sole dispositive power 0; shared dispositive power 2,933,579; aggregate amount beneficially owned 2,933,579 (3.5% of the class)
  Comment: Percentage based on 84,152,663 shares of Common Stock outstanding as of March 3, 2025, as reported by the Issuer in its Form 10-K.
- MVM GP (No. 5) LP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 28,400; sole dispositive power 0; shared dispositive power 28,400; aggregate amount beneficially owned 28,400 (0% of the class)
  Comment: Percentage based on 84,152,663 shares of Common Stock outstanding as of March 3, 2025, as reported by the Issuer in its Form 10-K.

## Item 1. Issuer
Name of issuer: Paragon 28, Inc.
Address of issuer's principal executive offices: c/o Zimmer Biomet Holdings, Inc., 345 East Main Street, Warsaw, IN, 46580

## Item 2. Person Filing
Name of person filing:
MVM Partners, LLC
MVM V LP
MVM V (2020) LP
MVM GP (No. 5) LP
Address of principal business office or, if none, residence:
MVM Partners LLC: Old City Hall, 45 School Street, Boston, MA 02108
MVM V LP and MVM V (2020) LP: 38 Wigmore Street, Fourth Floor, Suite 2, London W1U 2RU, United Kingdom
MVM GP (No. 50) LP: 50 Lothian Road, Festival Square, Edinburgh, Scotland, EH3 9WJ.
Citizenship:
MVM Partners, LLC: a Delaware limited liability company
MVM V LP: an entity formed under the laws of the United Kingdom
MVM V (2020) LP: an entity formed under the laws of the United Kingdom
MVM GP (No. 5) LP: an entity formed under the laws of the United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
MVM Partners LLC: 4,854,882
MVM V LP: 1,892,903
MVM V (2020) LP: 2,933,579
MVM GP (No. 5) LP: 28,400
Percent of class:
MVM Partners LLC: 5.8% (1)
MVM V LP: 2.2% (1)
MVM V (2020) LP: 3.5% (1)
MVM GP (No. 5) LP: 0.0% (1)
Sole power to vote or to direct the vote:
MVM Partners LLC: 0
MVM V LP: 0
MVM V (2020) LP: 0
MVM GP (No. 5) LP: 0
Shared power to vote or to direct the vote:
MVM Partners LLC: 4,854,882
MVM V LP: 1,892,903
MVM V (2020) LP: 2,933,579
MVM GP (No. 5) LP: 28,400
Sole power to dispose or to direct the disposition:
MVM Partners LLC: 0
MVM V LP: 0
MVM V (2020) LP: 0
MVM GP (No. 5) LP: 0
Shared power to dispose or to direct the disposition:
MVM Partners LLC: 4,854,882
MVM V LP: 1,892,903
MVM V (2020) LP: 2,933,579
MVM GP (No. 5) LP: 28,400

(1) Percentage based on 84,152,663 shares of Common Stock outstanding as of March 3, 2025, as reported by the Issuer in its Form 10-K. To the extent that Item 5 below indicates "ownership of 5 percent or less of a class", such response only applies to MVM V LP, MVM V (2020) LP, and MVM GP (No. 5) LP that, as indicated herein, beneficially own less than 5% of the Issuer's outstanding Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- MVM Partners, LLC: /s/ Eric Bednarski, Vice President (05/15/2025)
- MVM V LP: /s/ Eric Bednarski, Vice President, MVM Partners, LLC, its Fund Manager (05/15/2025)
- MVM V (2020) LP: /s/ Eric Bednarski, Vice President, MVM Partners, LLC, its Fund Manager (05/15/2025)
- MVM GP (No. 5) LP: /s/ Eric Bednarski, Vice President, MVM Partners, LLC, its Fund Manager (05/15/2025)